UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

Below is an English translation (from Hebrew) from immediate reports filed by Intec Pharma Ltd. (the “Company”) as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on August 9, 2015, in accordance with the Israeli Securities Regulations.

Immediate Report on Changes in Holdings of Shareholders and Senior Officers

Event 1

Name of Holder: Eli Joseph

Name in English: Eli Joseph

ID type: Israeli Identification Number: 072791833

Type of holder: Interested Shareholder

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Nationality/country of incorporation or registration: Individual with Israeli citizenship

Securities no. on TASE: 1117795

Name and type of securities: Ordinary Shares

Nature of change: Increase due to a purchase in the U.S. IPO as reported on August 9, 2015, Reference No. 2015-01-092187.

Date of change: August 7, 2015

Quoted price: US$6.00

Are the ordinary shares treasury shares: No

Balance in the previous summary report (the amount of securities): 22,233

Previous percentage of holdings of Company's Ordinary Shares: 0.40%

Change in the amount of securities: +16,667

Current balance (quantity): 38,900

Current percentage of holdings of Company's Ordinary Shares: 0.37%

Percentage of holdings of Company's Ordinary Shares after change on a fully diluted basis: in equity: 0.33%; in voting rights: 0.33%

Note: Mr. Eli Joseph holds 99% of the shares of Alpha Beta Investments and Entrepreneurship Ltd., which holds 260,788 shares of the Company (2.22% on a fully diluted basis). Mr. Eli Joseph is the father of Mr. Zvika Joseph, who is the Chairman of the Board of Directors of the Company.

Event 2

Name of holder: Zvika Joseph

Name in English: Zvika Joseph

ID type: Israeli Identification Number: 022152177

Type of holder: Director / Chairman of the Board

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him/her/it, hold corporation securities: No

Nationality/country of incorporation or registration: Individual with Israeli citizenship

Securities no. on TASE: 1117795

Name and type of securities: Ordinary Shares

Nature of change: Increase due to a purchase in the U.S. IPO as reported on August 9, 2015, Reference No. 2015-01-092187.

Date of change: August 7, 2015

Quoted price: US$6.00

Are the ordinary shares treasury shares: No

Balance in the previous summary report (the amount of securities): 147,878

Previous percentage of holdings of Company's Ordinary Shares: 2.64%

Change in the amount of securities: +13,333

Current balance (quantity): 161,211

Current percentage of holdings of Company's Ordinary Shares: 1.52%

Percentage of holdings of Company's Ordinary Shares after change on a fully diluted basis: in equity: 1.37%; in voting rights: 1.37%

The date and time the corporation was first informed of the event or matter: August 9, 2015 at 13:30 (Israel time)

***

Immediate Report Regarding Changes in Holdings of Interested Shareholders:

Member of an Institutional Reporting Group

Name of holder: Phoenix Holdings Ltd. – Gemel and Pension

ID type: Registrar number: 520017450

Nationality/country of incorporation or registration: Incorporated in Israel

Securities no. on TASE: 1117795

Name and type of securities: Ordinary Shares

Balance in the previous summary report (the amount of securities): 402,780

Change in the amount of securities: +125,000

Holder’s maximum percentage of holdings of the security during the reported period: 7.18%

Holder’s minimum percentage of holdings of the security during the reported period: 4.96%

Current balance (quantity): 527,780

Current percentage of holdings of Company's Ordinary Shares: in equity 4.96%: in voting rights: 4.96%

Percentage of holdings of Company's Ordinary Shares after change on a fully diluted basis: in equity 4.49%; in voting rights: 4.49%

The date and time the corporation was first informed of the event or matter: August 9, 2015 at 15:35 (Israel time)

Note: Phoenix Holdings Ltd. – Gemel and Pension is part of The Phoenix Group Ltd., which is an interested party of the Company. The Phoenix Group Ltd., together with its direct or indirect majority or wholly-owned subsidiaries beneficially owns 656,309 ordinary shares. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public according to the following segmentation: 4,533 ordinary shares held by Phoenix Holdings Ltd. - Participant, 68,408 ordinary shares held by Phoenix Holdings Ltd. - Nostro, 527,780 ordinary shares held by Phoenix Holdings Ltd. - Gemel and Pension, 21,684 ordinary shares held by Excellence Investments Ltd - Gemel and Pension, 1,909 ordinary shares held by Excellence Investments Ltd - mutual funds and 31,995 ordinary shares are held by Excellence Investments Ltd ETF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.
Date: August 11, 2015
	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer